 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 8)*

ITEX CORPORATION

--------------------------------

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

---------------------------------------

(Title of Class of Securities)

465647204

---------

(CUSIP Number)

David Polonitza

23 Retford Ave.

Cranford, NJ 07016

(502) 460-3141

----------------------------------------

(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)

April 27, 2011

----------------

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued of following pages)

-----------------------------------------------------------------------

1.       Name of Reporting Person

         David Polonitza

-----------------------------------------------------------------------

2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

-----------------------------------------------------------------------

3.                         S.E.C. Use Only

-----------------------------------------------------------------------

4.                        Source of Funds

   PF

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               128,640

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          128,640

Reporting Person        (10)    Shared Dispositive Power        0

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         128,640

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         3.57%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         Wayne P. Jones

-----------------------------------------------------------------------

2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

-----------------------------------------------------------------------

3.                         S.E.C. Use Only

-----------------------------------------------------------------------

4.                        Source of Funds

   PF

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        0

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         0

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         0.00%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         Rahul Pagidipati

-----------------------------------------------------------------------

2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

-----------------------------------------------------------------------

3.                        S.E.C. Use Only

-----------------------------------------------------------------------

4.                        Source of Funds

   PF

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               3,000

Beneficially            (8)     Shared Voting Power             175,781

Owned by Each           (9)     Sole Dispositive Power          3,000

Reporting Person        (10)    Shared Dispositive Power        175,781

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         175,781

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         4.95%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         Sidd Pagidipati

-----------------------------------------------------------------------

2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

-----------------------------------------------------------------------

3.                        S.E.C. Use Only

-----------------------------------------------------------------------

4.                        Source of Funds

   PF

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        0

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         0

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         0.00%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         Pagidipati Family Limited Partnership

-----------------------------------------------------------------------

2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

-----------------------------------------------------------------------

3.                        S.E.C. Use Only

-----------------------------------------------------------------------

4.                        Source of Funds

   WC, OO

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             175,781

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        175,781

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         175,781

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         4.88%

-----------------------------------------------------------------------

14.      Type of Reporting Person               PN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         Drs. Devaiah and Rudrama Pagidipati, Jt. Ten.

-----------------------------------------------------------------------

2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

-----------------------------------------------------------------------

3.                         S.E.C. Use Only

-----------------------------------------------------------------------

4.                        Source of Funds

   PF

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               13,300

Beneficially            (8)     Shared Voting Power             175,781

Owned by Each           (9)     Sole Dispositive Power          13,300

Reporting Person        (10)    Shared Dispositive Power        175,781

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         189,081

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         5.24%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         Kirk Anderson

-----------------------------------------------------------------------

2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

-----------------------------------------------------------------------

3.       S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         PF

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.                        Citizenship or Place of Organization

   United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               71,645

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          71,645

Reporting Person        (10)    Shared Dispositive Power        0

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         71,645

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         1.99%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         Paul Kim

-----------------------------------------------------------------------

2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------

3.                        S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         PF

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               6,000

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          6,000

Reporting Person        (10)     Shared Dispositive Power       0

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         6,000

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

0.17%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         Richard and Greta Polonitza Jt. Ten.

-----------------------------------------------------------------------

2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------

3.                        S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         PF

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               8,402

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          8,402

Reporting Person        (10)     Shared Dispositive Power       0

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         8,402

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

0.23%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         MPIC Fund I, LP

-----------------------------------------------------------------------

2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------

3.                        S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         OO

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   Delaware

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             82,000

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        82,000

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         82,000

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

2.27%

-----------------------------------------------------------------------

14.      Type of Reporting Person               PN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         MPIC Canadian Limited Partnership

-----------------------------------------------------------------------

2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------

3.                        S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         OO

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   Vancouver, British Columbia, Canada

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             14,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        14,380

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,380

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

0.40%

-----------------------------------------------------------------------

14.      Type of Reporting Person               PN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         Corner Market Capital U.S., Inc.

-----------------------------------------------------------------------

2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------

3.                        S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         OO

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   Delaware

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             82,000

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        82,000

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         82,000

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

2.27%

-----------------------------------------------------------------------

14.      Type of Reporting Person               CO

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         Corner Market Management Inc.

-----------------------------------------------------------------------

2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------

3.                        S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         OO

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   Vancouver, British Columbia, Canada

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             14,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        14,380

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,380

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

0.40%

-----------------------------------------------------------------------

14.      Type of Reporting Person               CO

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         Corner Market Capital Corporation

-----------------------------------------------------------------------

2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------

3.                        S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         OO

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   Vancouver, British Columbia, Canada

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             96,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        96,380

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         96,380

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

2.67%

-----------------------------------------------------------------------

14.      Type of Reporting Person               CO

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         Alnesh Mohan

-----------------------------------------------------------------------

2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------

3.                         S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         OO

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   Canada

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             96,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        96,380

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         96,380

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

2.67%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         Sanjeev Parsad

-----------------------------------------------------------------------

2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------

3.                        S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         OO

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   Canada

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             96,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        96,380

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         96,380

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         2.67%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

1.       Name of Reporting Person

         G. Andrew Cooke

-----------------------------------------------------------------------

2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------

3.                         S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         PF

-----------------------------------------------------------------------

5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               12,460

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          12,460

Reporting Person        (10)    Shared Dispositive Power        0

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         12,460

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         0.35%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

AMENDMENT NO. 7 TO SCHEDULE 13D

The following constitutes Amendment No. 8 ("Amendment No. 8") to the Schedule 13D filed by the undersigned.  Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3 is hereby amended and restated to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

David Polonitza, Richard Polonitza, Greta Polonitza, Paul Kim, and Kirk Anderson each acquired his or her Common Stock currently held with personal funds either through a personal account or an IRA. None of the securities have now or ever been pledged for any loans nor used for other margin purposes. The aggregate total cost of the shares that these individuals may be deemed to beneficially own is approximately $744,544.

The aggregate purchase price of the shares owned directly by the Rahul Pagidipati is approximately $9,751.  The shares owned directly by the Rahul Pagidipati were acquired with Rahul Pagidipati’s personal funds.

The aggregate purchase price of the shares owned directly by the Pagidipati Family Limited Partnership is approximately $596,185.  The shares owned directly by the Pagidipati Family, LP were acquired with the working capital of the Pagidipati Family, LP.

The aggregate purchase price of the shares owned directly by the Dr. Devaiah Pagidipati and Dr. Rudrama Pagidipati Joint Tenants is approximately $49,749.  The shares owned directly by Dr. Devaiah Pagidipati and Dr. Rudrama Pagidipati were acquired with Dr. Devaiah Pagidipati and Dr. Rudrama Pagidipati’s personal funds.

The aggregate purchase price of the shares owned directly by the MPIC Fund I is approximately $277,351.  The shares owned directly by the MPIC Fund I were acquired with the working capital of MPIC Fund I.

The aggregate purchase price of the shares owned directly by the MPIC Canadian LP is approximately $52,852.  The shares owned directly by the MPIC Canadian LP were acquired with the working capital of MPIC Canadian LP.

The aggregate purchase price of the shares owned directly by G. Andrew Cooke is approximately $41,468.  The shares owned directly by G. Andrew Cooke were acquired with G. Andrew Cooke’s personal funds.

Item 4 is hereby amended and restated to read as follows:

Item 4. Purpose of Transaction.

On April 27, 2011, the Reporting Persons issued a shareholder demand letter to Issuer’s Board of Directors. A copy of the letter is attached as an exhibit hereto and incorporated herein by reference.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting

Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their respective positions in the Issuer through, among other things, the purchase of Shares on the open market, a tender offer, or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with management, the Board of Directors, shareholders and franchisees of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons' investment, seeking Board representation, and making proposals to the Issuer concerning changes to the capitalization.

Item 5 is hereby amended and restated to read as follows:

Item 5. Interest in Securities of the Issuer.

(a)-(b). As of April 27, 2011, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
David Polonitza	128640	128640	0	3.57%
Rahul Pagidipati	3000	3000	175781	0.08%
Pagidipati Family, LP	175781	0	175781	4.88%
Devaiah and Rudrama Pagidipati	13300	13300	175781	0.37%
Kirk Anderson	71645	71645	0	1.99%
Paul Kim	6000	6000	0	0.17%
Richard and Greta Polonitza	8402	8402	0	0.23%
MPIC Fund I, LP	82000	0	82000	2.27%
MPIC Canadian LP	14380	0	14380	0.40%
G.Andrew Cooke	12460	12460	0	0.35%
Total	515,608	243,447	272,161	14.30%

*Based on 3,605,320 shares of Common Stock, Par Value $0.01 per share, outstanding pursuant to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on March 10, 2011, for the quarter ended January 31, 2011.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All transactions were made in the open market.

Transactions in Common Stock Within the Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
Pagidipati Family Limited Partnership	3/2/2011	1163	Buy	$4.42
	3/8/2011	2657	Buy	$4.38

David Polonitza	3/23/2011	450	Buy	$4.35

 (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons, except for (i) clients of Corner Market Capital Corporation with respect to the Shares held in the Corner Market Capital Account.

(e) Not Applicable.

Item 7 is hereby amended to add the following exhibits:

Item 7. Material to be filed as Exhibits

99.1   An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

99.2   Shareholder Demand Letter.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2011

By: /s/ David Polonitza

-------------------------------

Name:   David Polonitza

By: /s/ David Polonitza

-------------------------------

Name:   David Polonitza as attorney-in-fact for Richard Polonitza

By: /s/ David Polonitza

-------------------------------

Name:   David Polonitza as attorney-in-fact for Greta Polonitza

By: /s/ David Polonitza

-------------------------------

Name:   David Polonitza as attorney-in-fact for Kirk Anderson

By: /s/ David Polonitza

-------------------------------

Name:   David Polonitza as attorney-in-fact for Paul W. Kim

By: /s/ David Polonitza

-------------------------------

Name:   David Polonitza as attorney-in-fact for Wayne P. Jones

By: /s/ Rahul Pagidipati

-------------------------------

Name:   Rahul Pagidipati

PAGIDIPATI FAMILY, LP

By: /s/ Rahul Pagidipati

-------------------------------

Name:   Rahul Pagidipati, Partner

By: /s/ Rahul Pagidipati

-------------------------------

Name:   Rahul Pagidipati as attorney-in-fact for Sidd Pagidipati

By: /s/ Rahul Pagidipati

-------------------------------

Name:   Rahul Pagidipati as attorney-in-fact for Dr. Devaiah Pagidipati

By: /s/ Rahul Pagidipati

-------------------------------

Name:   Rahul Pagidipati as attorney-in-fact for Dr. Rudrama Pagidipati

MPIC FUND I, LP

By: Corner Market Capital U.S., Inc

    General Partner

By: /s/ Alnesh Mohan

-------------------------------

Name:   Alnesh Mohan, CEO

CORNER MARKET CAPITAL U.S., INC.

By: /s/ Alnesh Mohan

-------------------------------

Name:   Alnesh Mohan, CEO

MPIC CANADIAN LIMITED PARTNERSHIP

By: Corner Market Management, Inc.

      General Partner

By: /s/ Alnesh Mohan

-------------------------------

Name:   Alnesh Mohan, CEO

CORNER MARKET MANAGEMENT, INC.

By: /s/ Alnesh Mohan

-------------------------------

Name:   Alnesh Mohan, CEO

CORNER MARKET CAPITAL CORPORATION

By: /s/ Alnesh Mohan

-------------------------------

Name:   Alnesh Mohan, CEO

/s/ Alnesh Mohan

-------------------------------

Alnesh Mohan

/s/ Sanjeev Parsad

-------------------------------

Name:   Sanjeev Parsad

/s/ Alnesh Mohan

-------------------------------

Name:   Alnesh Mohan as attorney-in-fact for G. Andrew Cooke